Summit Midstream Partners, LP

2100 McKinney Avenue

Suite 1250

Dallas, Texas 75201

October 1, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Summit Midstream Partners, LP Registration Statement on Form S-3 Filed October 1, 2013 Registration No. 333-191493

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473 (a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-191493) filed by Summit Midstream Partners, LP on October 1, 2013:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact the undersigned by telephone to (214) 462-7705. In his absence, please direct your questions or comments to Matthew S. Harrison at (214) 462-7701. Thank you for your assistance.

Sincerely,

By:	/s/ Brock M. Degeyter
Brock M. Degeyter Senior Vice President and General Counsel

Cc: Matthew S. Harrison